Exhibit 15.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements of Elron Electronic Industries Ltd. on Form S-8 (File No. 333-111310) of our report dated February 17, 2005, on the consolidated financial statements of A.M.T. Advanced Metal Technologies Ltd. appearing in the Annual Report on Form 20-F of Elron Electronic Industries Ltd. for the year ended December 31, 2004.

/s/ Brightman Almagor & Co.

Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
July 12, 2005